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SEC FILE NUMBER 001-38348
CUSIP NUMBER 75321W103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Ranpak Holdings Corp.

Full Name of Registrant

Former Name if Applicable

7990 Auburn Road

Address of Principal Executive Office (Street and Number)

Concord Township, Ohio 44077

City, State and Zip Code

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Ranpak Holdings Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The Company is unable to file the 2022 Annual Report within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete its financial statement preparation and review process and its assessment of its internal control over financial reporting. In particular, as a result of its work to date, the Company expects to disclose material weaknesses in its internal control over financial reporting at December 31, 2022 in its financial reporting processes. Consequently, management expects to conclude that its internal control over financial reporting and, as a result, its disclosure controls were not effective at December 31, 2022. As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required for its independent registered accounting firm to complete its audit procedures.

The Company expects to file its 2022 Annual Report within the 15 calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

William Drew	(440)	354-4445
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $326.5 million for the fiscal year ended December 31, 2022 compared to revenue of $383.9 million for the fiscal year ended December 31, 2021. The Company expects to report gross profit for the fiscal year ended December 31, 2022 of approximately $99.6 million compared to gross profit of $148.9 million for the fiscal year ended December 31, 2021. The Company expects to report net loss for the fiscal year ended December 31, 2022 of approximately $41.4 million or $0.51 per diluted share compared to net loss of $2.8 million, or $0.04 per diluted share for the fiscal year ended December 31, 2021.

For a comparison of the Company’s preliminary results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see the press release issued on March 15, 2023, which was furnished as Exhibit 99.1 to the Form 8-K furnished with the U.S. Securities and Exchange Commission on March 15, 2023.

While the Company does not expect any changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as at and for the year ended December 31, 2022.

Forward Looking Statements.

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s expectations regarding its financial information for the year ended December 31, 2022 and the Company’s expectation that it will file the 2022 Annual Report within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, and are subject to the risk that the Company is not able to complete its 2022 Annual Report in the time period that it currently expects, and the risk that the Company finds errors as it completes its consolidated financial statements.

RANPAK HOLDINGS CORP.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2023	By	/s/ William Drew

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).